December 1, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 4720
Attn: Jeffrey Riedler

Re:           Genta Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 13, 2009
File No.  000-19635

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 6, 2009

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings (the “2008 Form 10-K”), as set forth in your letter dated November 20, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below will be incorporated in the Company’s future filings with the Commission, as applicable, reflecting the changes proposed herein at the time such report is filed with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Comment:

1.
We note that you have entered into license agreements with the University of Pennsylvania, Emisphere, Danichi Sankyo, and the National Institute of Health. Please revise your disclosure to disclose the material terms of your license agreements including amounts paid to date, aggregate milestone payments, percentage range of royalties (such as “between 10 and 15 percent” or “low single digits”) and term and termination provisions.  In addition, please file your license agreement with NIH as an exhibit to your filings.

Securities and Exchange Commission
December 1, 2009

We also note that your requests for confidential treatment with respect to the license agreements with University of Pennsylvania, Emisphere, and Danichi Sankyo were not subject to review.  Please note that we are typically willing to grant confidential treatment for individual royalty rates and specific milestones provided that royalty ranges and aggregate milestone are disclosed.

Response:
Thank you for your comment.  In the “Business” section of the Company’s next Form 10-K to be filed for the year ended December 31, 2009 (the “2009 Form 10-K”), the Company will include the following additional disclosure about the foregoing license agreements:

“Our license agreement with the University of Pennsylvania, dated August 1, 1991, as most recently amended on October 23, 2003, has a term for the duration of our royalty obligations to the University of Pennsylvania.  We may terminate this agreement upon notice to the University of Pennsylvania.  The University of Pennsylvania may terminate this agreement upon an event of default that we have not cured.  The royalty rate that we may be obligated to pay to the University of Pennsylvania ranges from 2% to 4% of the net sales price, with an additional royalty for compensation we receive from any sublicense of our rights under this agreement.  We also may be required to pay certain aggregate milestone payments and certain additional fees in the aggregate of $4,770,000 contingent upon certain preclinical, clinical and regulatory events.  The aggregate payments we made to the University of Pennsylvania under this agreement from the date of execution of the agreement through December 31, 2008 are approximately $1,253,777.

Our license agreement with Emisphere Technologies, Inc., dated March 22, 2006, has a term until the later of (a) the term of the development program, or (b) the term of the clinical program, or (c) the expiration of all royalty and payment obligations.  We may terminate this license agreement upon notice to Emisphere.  Emisphere may terminate this agreement upon a breach of any material provision.  The royalty rate that we may be obligated to pay to Emisphere range in the low double digits of worldwide net sales.  We also may be required to pay certain milestone payments in the aggregate of $24,250,000 contingent upon certain regulatory approvals.  The aggregate payments we made to Emisphere for services performed under this agreement from the date of execution of the agreement through December 31, 2008 are approximately $1,474,218.

Securities and Exchange Commission
December 1, 2009

Our license agreement with Daiichi Sankyo Company, Limited, dated March 7, 2008, has a term that continues until when we have no remaining royalty payment obligations to Daiichi Sankyo.  Either party may terminate the agreement as a result of a material breach by the other party.  The royalty rate that we may be obligated to pay to Daiichi Sankyo range in the low double digits of aggregate annual net sales.  We also may be required to pay certain milestone payments in the aggregate of $68,000,000 contingent upon certain clinical thresholds and a number of regulatory approvals.  The aggregate payments we made to Daiichi Sankyo under the agreement from the date of execution of the agreement through December 31, 2008 are approximately $1,375,000, and the aggregate payments that we are required to make to Daiichi Sankyo in the near term are set forth in this report under “Contractual Obligations” and in Footnote 10 to our financial statements.”

The Company has not filed its license agreement with the Public Health Service, as represented by the National Institute of Health, Office of Technology Transfer, dated October 23, 1995, because the agreement and the patent licensed pursuant to this agreement expire on November 23, 2010.  The Company will not commercialize any product subject to this patent prior to the expiration date, and hence, no royalty payments will be applicable.  The Company will include the following statement in its 2009 Form 10-K:

“We do not believe that we will commercialize any product subject to the patent licensed from the National Institute of Health prior to the expiration of the patent on November 23, 2010.”

Comment:

2.
We note that you have entered to an exclusive agreement with IDIS Limited in relation to the supply and distribution of Ganite and Genasense.  Please revise your disclosure to describe the material terms of this agreement including minimum purchase requirements, and term and termination provision.

In addition, we note that you have redacted information from the IDIS agreement as filed with your Form 10-Q on May 8, 2007.  You are required to file a request for confidential treatment for an exhibit at the time that the redacted exhibit is filed.  Since you have not been granted confidential treatment for your agreement with IDIS, an unredacted copy of the agreement must be filed as an exhibit to your filings.  Please note that we will not be in a position to clear your filing until this agreement has been filed as in exhibit.

Response:
Thank you for your comment.  The Company respectfully submits that it has filed a request for confidential treatment for its supply and distribution agreement with IDIS Limited.  The Company will send the Staff a copy of this filing under separate cover.  The Company will include the following additional disclosure in the “Business” section of the 2009 Form 10-K:

Securities and Exchange Commission
December 1, 2009

“We entered into a distribution and supply agreement with IDIS dated March 6, 2007.  The term of the agreement has been redacted, and the termination provisions have been redacted.  There are no minimum purchase requirements, but we pay IDIS certain scheduled pricing for product that we order.  The amount we pay to IDIS is reflected in our results of operations for each respective period.”

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 6

Compensation Discussion and Analysis, page 7

Comment:

3.
We note that you did not award cash incentive bonuses to named executive officers in 2008.  Please note that the process by which your cash incentive bonus is determined must be disclosed regardless of whether actual bonuses are awarded.  Please provide us with an example of proposed disclosure to be included in your 2010 proxy statement which includes:

•	Identification of each specific business objective used to determine the bonus payment for each NEO;
•	Identification of the threshold, target, and maximum levels of achievement; and
•	Discussion of how the level of achievement of each of objective will affect the actual bonuses to be paid.

Your proposed disclosure should clearly describe each business objective as it applies specifically to the cash incentive bonus determinations for your NEOs. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.  Please also confirm that you will discuss the level of achievement of specific objectives in your 2010 proxy statement.

Response:
Thank you for your comment.  The Company acknowledges the Staff’s comments and proposes to include the following disclosure in place of the Company’s existing Compensation Discussion and Analysis – Annual Bonuses section (to be modified to reflect then current 2010 information) of the Company’s future filings, including the Company’s 2010 Definitive Proxy Statement on Schedule 14A. (Please note that the references to “TBD” in the response below are numbers that still need to be determined by the Company’s Compensation Committee, and the numbers will be disclosed in the 2010 Proxy Statement.):

“Annual Bonuses

As part of their compensation package, the Company’s named executive officers have the opportunity to earn annual cash incentive awards.  The Company’s named executive officers include all of its executive officers and are referred to herein as the executive officers.  Cash incentive awards are designed to reward superior executive performance while reinforcing the Company’s short-term strategic operating goals. If warranted in special circumstances, individual one-time discretionary bonuses may also be awarded to the Company’s executive officers during the course of the year.

Securities and Exchange Commission
December 1, 2009

Each year, in considering annual bonuses, the Compensation Committee evaluates the annual performance of the individual executives, focusing on the executive’s performance in his or her area or areas of functional responsibility relative to the achievement of the Company’s annual corporate goals and other significant corporate accomplishments.  Beginning with fiscal year 2004, and subject to adequacy of the Company’s resources, cash incentive awards have been based on achievement of pre-established Company objectives and individual goals established by the Compensation Committee in consultation with the CEO for each executive officer and, for executive officers other than the CEO, a subjective review of that individual’s performance relative to the overall priorities and strategies of the Company.  The Company’s strategic plan and individual performance targets include successful partnering transactions, and other strategic plan metrics, operational and financial metrics, regulatory compliance metrics, and timely delivery of specific programs, plans, and budgetary objectives identified by the Compensation Committee.

In 2010, the Company’s strategic plan will focus on:

•	Closing one or more licensing agreements for tesetaxel and an oral gallium-containing compound;

•
Execution of all clinical research, regulatory and compliance activities related to follow-up and completion of the Company’s Phase 3 trial of Genasense® (known as AGENDA) in patients with advanced melanoma;

•	Conserving the Company’s existing cash position;

•	Successful execution of financing plans to strengthen the Company’s capital position; and

•	Advancing the Company’s clinical and non-clinical pipeline of therapeutic product candidates.

Securities and Exchange Commission
December 1, 2009

In 2010, Dr. Warrell’s individual performance goals will focus on his areas of responsibility in his capacity as Chairman of the Board and CEO of the Company, as well as the senior manager for oversight of the departments of Legal Affairs, Corporate Communications, Research and Development, Business Development, and Quality Assurance (co-managing the latter with Dr. Itri).  These activities will principally center upon his ability to secure adequate financing of the Company, the closing of one or more licensing transactions that will provide non-dilutive capital to the Company, advancing the Company’s pipeline of therapeutic product candidates, and maintaining stockholder confidence in management and the Company.  Dr. Warrell’s specific performance goals and the relative weight of each goal include:

•	Closing one or more licensing agreements for tesetaxel and an oral gallium-containing compound (weighted at [TBD]% of the potential bonus award);

•	Conserving the Company’s existing cash position (weighted at [TBD]% of the potential bonus award);

•	Executing financing plans to strengthen the Company’s capital position (weighted at [TBD]% of the potential bonus award);

•	Implementing and managing the Company’s short- and long-term strategic plans (weighted at [TBD]% of the potential bonus award);

•	Renegotiating a supply contract with Emisphere Technologies on terms that will expedite development of an oral gallium-containing compound (weighted at [TBD]% of the potential bonus award);

•	Managing legal affairs of the Company to streamline processes and conserve resources (weighted at [TBD]% of the potential bonus award);

•	Maintaining the effectiveness of patent and proprietary protections over the Company’s pipeline of product candidates (weighted at [TBD]% of the potential bonus award); and

•	Maintaining stockholder confidence in the Company by managing investor and public relations (weighted at [TBD]% of the potential bonus award).

In 2010, Mr. Sanders’s individual performance goals will focus on his roles as Chief Operating Officer, as well as the senior manager with oversight responsibilities for the departments of Sales and Marketing, Information Systems, Manufacturing, and Human Resources.  Mr. Sanders is also expected to play a key role in Business Development activities.  Mr. Sanders’s specific performance goals and the relative weight of each goal include:

•	Closing one or more licensing agreements for tesetaxel and an oral gallium-containing compound (weighted at [TBD]% of the potential bonus award);

Securities and Exchange Commission
December 1, 2009

•	Initiating and completing maintenance and upgrades to the Company’s information technology hardware and software platforms (weighted at [TBD]% of the potential bonus award);

•	Implementing a new corporate website (weighted at [TBD]% of the potential bonus award);

•	Establishing a new supply chain for tesetaxel (weighted at [TBD]% of the potential bonus award);

•
Developing a new equity incentive plan for consideration by the Compensation Committee that will effectively attract and retain high-performing personnel (weighted at [TBD]% of the potential bonus award); and

•	Maintaining relations with the medical community by organizing functions and representing the Company at key meetings (weighted at [TBD]% of the potential bonus award).

In 2010, Dr. Itri’s individual performance goals will focus on her role as President, Pharmaceutical Development, and Chief Medical Officer.   These activities broadly address the development, initiation, and execution of clinical development plans for the Company’s therapeutic product candidates.  Dr. Itri is also the senior manager for the departments of Regulatory Affairs, Project Management, Clinical Operations, Biostatistics, and Quality Assurance (co-managing the latter with Dr. Warrell).  Dr. Itri’s specific performance goals and the relative weight of each goal include:

•	Designing, implementing and managing the Company’s clinical research and development activities (weighted at [TBD]% of the potential bonus award);

•
Executing all clinical research, regulatory and compliance activities related to follow-up and completion of the Company’s Phase 3 trial of Genasense® (known as AGENDA) in patients with advanced melanoma (weighted at [TBD]% of the potential bonus award);

•
Organizing the biostatistical analysis of the AGENDA trial on schedules that comply with the Company’s strategic plans, consistent with a high level of quality and regulatory compliance (weighted at [TBD]% of the potential bonus award);

•	Initiating a new clinical trial of tesetaxel administered on a weekly schedule (weighted at [TBD]% of the potential bonus award);

•	Initiating a new clinical trial of tesetaxel for patients with advanced melanoma (weighted at [TBD]% of the potential bonus award);

•	Initiating a confirmatory clinical trial of tesetaxel in patients with advanced gastric cancer (weighted at [TBD]% of the potential bonus award);

Securities and Exchange Commission
December 1, 2009

•	Initiating a new clinical trial of tesetaxel in patients with advanced prostate cancer (weighted at [TBD]% of the potential bonus award); and

•	Interacting effectively with FDA and EMEA on regulatory affairs related to the Company’s product candidates (weighted at [TBD]% of the potential bonus award).

In 2010, Mr. Siegel’s individual performance goals will focus on his role as Vice-President, Finance.  Mr. Siegel is also expected to play a key role in Strategic Planning, development and validation of financial forecasts for Business Development, and compliance with financial laws and regulations.  Mr. Siegel’s specific performance goals and the relative weight of each goal include:

•	Timely reporting of all financial, tax, and regulatory compliance documents (weighted at [TBD]% of the potential bonus award);

•	Effectively interacting with the Company’s auditors (weighted at [TBD]% of the potential bonus award);

•	Timely and effective interaction and responsiveness to the Audit Committee of the Board (weighted at [TBD]% of the potential bonus award);

•	Managing the Company’s accounts receivable, accounts payable, and payroll (weighted at [TBD]% of the potential bonus award); and

•	Effectively managing and interacting with the Company’s legal advisors on matters related to the SEC and other regulatory and legal authorities (weighted at [TBD]% of the potential bonus award).

The foregoing objectives for each of the executive officers do not disclose additional detail, such as timing, because such disclosure would provide the Company’s competitors with an undue competitive advantage.  As a biopharmaceutical company, the Company faces intense competition from large and mid-sized biotechnology and pharmaceutical companies engaged in the development of oncology products, many of which have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than the Company.  To effectively compete, the Company must take every precaution in creating and maintaining its competitive advantages, including protecting its short- and long-term research and development plans and strategies.  In addition, as many of the Company’s pre-clinical research and development activities are subject to confidentiality obligations, disclosure of more specific goals and objectives would violate existing agreements among the Company and its research and development partners and significantly impair the Company’s ability to enter into such agreements in the future.

Each executive officer has a target bonus opportunity that, in the case of Dr. Warrell and Dr. Itri, is determined in accordance with their respective employment agreements, or is otherwise set by the Compensation Committee each year based on its comparison of the total compensation opportunity of the Company’s executive officers against the total compensation opportunity of similarly situated executives at the companies identified above.  In assessing the total compensation opportunity, the Compensation Committee also takes into account the executive officer’s relative experience in his or her position and in the industry generally, and most especially for the last several years, the Company’s overall financial position.

Securities and Exchange Commission
December 1, 2009

For fiscal years 2007 and 2008, the Company did not award cash bonuses to its named executive officers due to the Company’s overall financial condition.  In 2010, the target bonus level set for each of the Company’s executive officers will be maintained as shown in the tables below.  The Compensation Committee believes that the projected bonuses that may be paid to the named executive officers for fiscal year 2010 will be reasonably consistent with the average bonuses awarded by its peers after considering the level of attainment of the applicable performance goals described above.

The table below details fiscal year 2009 annual bonus targets and actual payouts for each of the named executive officers.

Name	Title	2009 Target Bonus ($)	2009 Target Bonus (% Salary)	2009 Actual Bonus ($)	2009 Actual Bonus (% Salary)
Raymond P. Warrell, Jr	Chief Executive Officer and Chairman of the Board	$ 163,865	40.0%	$[0]	[0]%
W. Lloyd Sanders	Chief Operating Officer	$ 85,500	30.0%	$[0]	[0]%
Loretta M. Itri	President, Pharmaceutical Development, and Chief Medical Officer	$ 140,250	30.0%	$[0]	[0]%
Gary Siegel	Vice President, Finance	$ 52,500	25.0%	$[0]	[0]%

The actual bonus for each named executive officer for 2009 was calculated based upon the relative weight and achievement of each performance objective.  Specifically, the actual bonus for each named executive officer was calculated as follows: [TBD]

The dollar amount of the fiscal year 2010 annual bonus target for the named executive officers are as shown below:

Name	Title	2010 Target Bonus ($)	2010 Target Bonus (% Salary)
Raymond P. Warrell, Jr	Chief Executive Officer and Chairman of the Board	$[TBD]	[40.0] %
W. Lloyd Sanders	Chief Operating Officer	$[TBD]	[30.0] %
Loretta M. Itri	President, Pharmaceutical Development, and Chief Medical Officer	$[TBD]	[30.0] %
Gary Siegel	Vice President, Finance	$[TBD]	[25.0] %	”

Securities and Exchange Commission
December 1, 2009

The Company’s proxy for 2010 will propose language similar to the above that shall partly replace and supplement the Company’s existing Compensation Discussion and Analysis – Annual Bonuses section (modified to reflect then current disclosure) and that shall include more specific objectives for each of Dr. Warrell, Dr. Itri, Mr. Sanders, and Mr. Siegel.  Lastly, if cash awards are ever awarded to the named executive officers, then the Company will disclose how each cash award was derived based upon the relative weight and achievement of each performance objective.

*     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment Letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (609) 919-6633.

Sincerely,

/s/ Emilio Ragosa
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP

cc:  Raymond P. Warrell, Jr., M.D., Chief Executive Officer of Genta Incorporated